SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

20 July 2006

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Holding(s) in Company'

06015529

Yours faithfully

H. Woodall

p.p.

Gemma Knowles
Company Secretarial Assistant

Encl.

dlw 7/27

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Announcement Body Information:

On 20 July 2006, the Company received notification under Part VI of the Companies Act 1985, that Barclays PLC no longer has a notifiable interest in the Ordinary Shares of 65 5/19p each of Severn Trent Plc.

www.severntrent.com